UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement

under Section 13(e) of the Securities Exchange Act of 1934

Innotrac Corporation

Name of Subject Company (issuer)

Blue Eagle Holdings, L.P.

Blue Eagle Acquisition Sub, Inc.

Blue Eagle GP, LLC

Sterling Capital Partners IV, L.P.

SC Partners IV, L.P.

Sterling Capital Partners IV, LLC

Innotrac Corporation

Scott D. Dorfman

(Names of Filing Persons)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

45767M109

(CUSIP Number of Class of Securities)

M. Avi Epstein

General Counsel

Sterling Fund Management, LLC

401 North Michigan Avenue, Suite 3300

Chicago, Illinois 60611

(312) 465-7001

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Jeffrey R. Patt Mark D. Wood Katten Muchin Rosenman LLP 525 West Monroe Street Chicago, Illinois 60661 (312) 902-5200	Bruce D. Wanamaker Ledbetter Wanamaker Glass LLP 400 Colony Square, Suite 1501 1201 Peachtree Street, NE Atlanta, Georgia 30361 (404) 835-9502

This statement is filed in connection with (check the appropriate box):
a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☒	A tender offer.
d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee
TRANSACTION VALUATION*		AMOUNT OF FILING FEE**
$111,400,608		$14,348.40
*	Estimated solely for purposes of calculating the filing fee only. The transaction value was calculated on the basis of (i) 13,585,440 shares of common stock, par value $0.10 per share, of Innotrac Corporation (the “Shares”), the estimated maximum number of Shares that may be acquired in this tender offer (consisting of (a) 13,245,440 Shares issued and outstanding as of December 2, 2013, and (b) 340,000 Shares issuable upon the exercise of outstanding options), multiplied by (ii) the offer price of $8.20 per Share.
**	The amount of the filing fee is calculated, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by multiplying the transaction value by 0.0001288.
☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
Amount Previously Paid: $14,348.40		Filing Parties: Blue Eagle Acquisition Sub, Inc., Blue Eagle Holdings, L.P., Blue Eagle GP, LLC, Sterling Capital Partners IV, L.P., SC Partners IV, L.P. and Sterling Capital Partners IV LLC
Form or Registration No.: Schedule TO		Date Filed: December 4, 2013

INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13e-3” or this “Transaction Statement”), is filed by (a) Blue Eagle Holdings, L.P., a Delaware limited partnership (“Parent”), (b) Blue Eagle Acquisition Sub, Inc., a Georgia corporation (“Purchaser”), (c) Blue Eagle GP, LLC, a Delaware limited liability company (“Parent GP”), (d) Sterling Capital Partners IV, L.P., a Delaware limited partnership (“Sterling IV LP”), (e) SC Partners IV, L.P., a Delaware limited partnership (“SCP IV LP”), (f) Sterling Capital Partners IV, LLC, a Delaware limited liability company (“Sterling IV LLC” and, together with the Purchaser, Parent, Parent GP, Sterling IV LP and SCP IV LP, the “Purchaser Group”), (g) Innotrac Corporation, a Georgia corporation (“Innotrac”), and (h) Scott D. Dorfman (“Mr. Dorfman” and, together with Innotrac and the Purchaser Group, the “Filing Persons”). This Transaction Statement relates to the tender offer by the Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Innotrac, at a purchase price of $8.20 per Share (the “Offer Price”), payable net to the seller in cash, without interest and less applicable withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 4, 2013 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”) (which, as amended or supplemented from time to time, together constitute the “Offer”).

This Transaction Statement also relates to the Agreement and Plan of Merger, dated as of November 14, 2013, by and among Parent, Purchaser and Innotrac (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the making of the Offer by the Purchaser and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, after the completion of the Offer and the satisfaction or waiver of all of the conditions to the Merger (as defined below), including, if required, a vote of Innotrac’s shareholders, the Purchaser will be merged with and into Innotrac, with Innotrac surviving the Merger as a wholly-owned subsidiary of Parent (the “Merger”). At the effective time of the Merger, each issued and outstanding Share (other than Shares held in the treasury of Innotrac or owned by Parent or Purchaser or held by shareholders who properly demand and perfect dissenters’ rights under the Georgia Business Corporation Code) that was not tendered in the Offer will convert into the right to receive from Purchaser the Offer Price per share in cash, without interest and less any applicable withholding tax.

In connection with the Merger Agreement, Mr. Dorfman and related shareholders entered into a Contribution and Support Agreement, dated as of November 14, 2013, with Parent (the “Contribution and Support Agreement”), which is attached as Exhibit (d)(4) to this Transaction Statement. As a result of the transactions contemplated by the Contribution and Support Agreement, the transactions contemplated by the Merger Agreement are considered to constitute, and Mr. Dorfman, the Purchaser Group and Innotrac are deemed to be engaged in, a “going private” transaction under Rule 13e-3 under the Exchange Act. Therefore, Mr. Dorfman and the Purchaser Group are required to, among other things, express their reasons for the transactions described in the Offer to Purchase, a copy of which is filed as Exhibit (a)(1)(A) to the Schedule TO dated December 4, 2013, and their views as to the fairness of the transactions to Innotrac’s unaffiliated stockholders. The Filing Persons make the statements in this Transaction Statement solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

Concurrently with the filing of this Transaction Statement, Purchaser and Parent are filing a Tender Offer Statement on Schedule TO (as may be amended from time to time, the “Schedule TO”) in connection with the Offer and Innotrac is filing a Schedule 14D-9 Solicitation/Recommendation Statement (as may be amended from time to time, the “Schedule 14D-9”) in connection with the Offer. A copy of the Schedule 14D-9 is attached as Exhibit (a)(2)(A) to this Transaction Statement.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Offer to Purchase and the Schedule 14D-9 of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Schedule TO and the Schedule 14D-9, including all annexes thereto, is incorporated by reference herein, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in Schedule TO and Schedule 14D-9 and the annexes thereto. All information contained or incorporated by reference in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person and none of the Filing Persons takes responsibility for the accuracy of any information not supplied by such Filing Person.

ITEM 1.             SUMMARY TERM SHEET.

The information set forth in the Offer to Purchase under the caption “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.             SUBJECT COMPANY INFORMATION.

(a)       Name and address.

The name of the subject company and the issuer of the securities is Innotrac Corporation. Innotrac’s principal executive offices are located at 6465 East Johns Crossing, Johns Creek, Georgia 30097. The telephone number at Innotrac’s principal executive offices is (678) 584-4000.

(b)       Securities.

The information set forth in the Offer to Purchase under the caption “Introduction” is incorporated herein by reference and the information in the Schedule 14D-9 under the caption “Item 1. Subject Company Information — Securities” is incorporated herein by reference.

(c)       Trading market and price.

The information set forth in the Offer to Purchase under the caption “The Offer — Section 6. Price Range of the Shares; Dividends on the Shares” is incorporated herein by reference.

(d)       Dividends.

The information set forth in the Offer to Purchase under the caption “The Offer — Section 6. Price Range of the Shares; Dividends on the Shares” is incorporated herein by reference.

(e)       Prior public offerings.

Not applicable.

(f)       Prior stock purchases.

Not applicable.

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ITEM 3.             IDENTITY AND BACKGROUND OF FILING PERSON.

(a)       Name and address.

This Schedule 13e-3 is filed by the Filing Persons. The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Introduction”; “The Offer — Section 9. Certain Information Concerning Parent and Purchaser” and “Schedule I” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the caption “Item 8. Additional Information — Additional Information About the Board of Directors and Executive Officers” is incorporated herein by reference.

(b)       Business and background of entities.

The information set forth in the Offer to Purchase under the caption “The Offer — Section 9. Certain Information Concerning Parent and Purchaser” and “Schedule I” is incorporated herein by reference.

(c)       Business and background of natural persons.

The information set forth in the Offer to Purchase under the captions “The Offer — Section 9. Certain Information Concerning Parent and Purchaser” and “Schedule I” is incorporated herein by reference and the information in the Schedule 14D-9 under the caption “Item 8. Additional Information — Additional Information About the Board of Directors and Executive Officers” is incorporated herein by reference.

ITEM 4.             TERMS OF THE TRANSACTION.

(a)       Material terms.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Introduction”; “Special Factors — Section 5. Effects of the Offer”; “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements”; “Special Factors — Section 7. Dissenter’s Rights; Rule 13e-3”; “The Offer — Section 1. Terms of the Offer”; “The Offer — Section 2. Acceptance for Payment and Payment for Shares”; “The Offer — Section 3. Procedure for Tendering Shares”; “The Offer — Section 4. Withdrawal Rights”; “The Offer — Section 5. Summary of Material U.S. Federal Income Tax Consequences”; “The Offer — Section 7. Effect of the Offer on the Market for the Shares; NASDAQ Capital Market Listing; Exchange Act Registration; Margin Regulations” and “The Offer — Section 11. Conditions of the Offer” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations And Agreements”; “Item 4. The Solicitation or Recommendation”; “Item 8. Additional Information — Dissenter’s Rights”; and “Item 8. Additional Information — Minimum Tenders and Votes; Short-Form Merger; Top-Up Option” is incorporated herein by reference.

(c)       Different terms.

The information set forth in the Offer to Purchase under the captions “Introduction”; “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions”; “Special Factors — Section 5. Effects of the Offer”; “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements”; “Special Factors — Section 7. Dissenter’s Rights; Rule 13e-3”; “Special Factors — Section 8. Transactions and Arrangements Concerning the Shares” and “Special Factors — Section 10. Interests of Directors and Executive Officers in the Offer and the Merger” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations And Agreements”; “Item 4. The Solicitation or Recommendation” and “Item 6. Interest In Securities Of The Subject Company” is incorporated herein by reference.

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(d)       Appraisal rights.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Introduction”; “Special Factors — Section 7. Dissenter’s Rights; Rule 13e–3” and “The Offer — Section 9. Certain Information Concerning Parent and Purchaser” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the caption “Item 8. Additional Information — Dissenter’s Rights” is incorporated herein by reference.

(e)       Provisions for unaffiliated security holders.

The information set forth in the Offer to Purchase under the caption “The Offer — Section 9. Certain Information Concerning Parent and Purchaser” is incorporated herein by reference.

(f)       Eligibility for listing or trading.

Not applicable.

ITEM 5.             PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)       Transactions.

The information set forth in the Offer to Purchase under the captions “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions”; “Special Factors — Section 8. Transactions and Arrangements Concerning the Shares”; “Special Factors — Section 9. Certain Relationships between Parent or Purchaser and Innotrac” and “Special Factors — Section 10. Interests of Directors and Executive Officers in the Offer and the Merger” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations And Agreements”; and “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.

(b)-(c) Significant corporate events; Negotiations or contacts.

The information set forth in the Offer to Purchase under the captions “Introduction”; “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions”; “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for Innotrac after the Offer and the Merger”; “Special Factors — Section 3. Recommendation by Innotrac’s Board of Directors and the Special Committee”; “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements”; “Special Factors — Section 7. Dissenter’s Rights; Rule 13e-3”; “Special Factors — Section 8. Transactions and Arrangements Concerning the Shares”; “Special Factors — Section 9. Certain Relationships between Parent or Purchaser and Innotrac” and “The Offer — Section 9. Certain Information Concerning Parent and Purchaser” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations And Agreements”; “Item 4. The Solicitation or Recommendation”; and “Item 8. Additional Information — Minimum Tenders and Votes; Short-Form Merger; Top-Up Option” is incorporated herein by reference.

(e)       Agreements involving the subject company’s securities.

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The information set forth in the Offer to Purchase under the captions “Introduction”; “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions”; “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for Innotrac after the Offer and the Merger”; “Special Factors — Section 3. Recommendation by Innotrac’s Board of Directors and the Special Committee”; “Special Factors — Section 4. Position of Scott D. Dorfman and the Purchaser Group Regarding Fairness of the Offer and the Merger”; “Special Factors — Section 5. Effects of the Offer”; “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements”; “Special Factors — Section 8. Transactions and Arrangements Concerning the Shares”; “Special Factors — Section 10. Interests of Directors and Executive Officers in the Offer and the Merger”; “The Offer — Section 9. Certain Information Concerning Parent and Purchaser” and “The Offer — Section 10. Source and Amount of Funds” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations And Agreements”; “Item 4. The Solicitation or Recommendation”; and “Item 8. Additional Information —Minimum Tenders and Votes; Short-Form Merger; Top-Up Option” is incorporated herein by reference.

ITEM 6.             PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)       Use of securities acquired.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for Innotrac After the Offer and the Merger”; “Special Factors — Section 5. Effects of the Offer”; “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements” and “The Offer — Section 7. Effect of the Offer on the Market for the Shares; NASDAQ Capital Market Listing; Exchange Act Registration; Margin Regulations” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations And Agreements”; “Item 4. The Solicitation or Recommendation”; “Item 8. Additional Information — Minimum Tenders and Votes; Short-Form Merger; Top-Up Option ” is incorporated herein by reference.

(c)       (1)-(8) Plans.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions”; “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for Innotrac after the Offer and the Merger”; “Special Factors — Section 5. Effects of the Offer”; “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements”; “The Offer — Section 7. Effect of the Offer on the Market for the Shares; NASDAQ Capital Market Listing; Exchange Act Registration; Margin Regulations” and “The Offer — Section 10. Source and Amount of Funds” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations And Agreements”; “Item 4. The Solicitation or Recommendation”; and “Item 8. Additional Information — Minimum Tenders and Votes; Short-Form Merger; Top-Up Option” is incorporated herein by reference.

ITEM 7.             PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a)       Purposes.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions”; “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for Innotrac after the Offer and the Merger” and “Special Factors — Section 4. Position of Scott D. Dorfman and the Purchaser Group Regarding Fairness of the Offer and the Merger” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 4. The Solicitation or Recommendation” and “Item 5. Person/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

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(b)       Alternatives.

The information set forth in the Offer to Purchase under the captions “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions”; “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for Innotrac after the Offer and the Merger” and “Special Factors — Section 3. Recommendation by Innotrac’s Board of Directors and the Special Committee” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation” and “Item 5. Person/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

(c)       Reasons.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions”; “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for Innotrac after the Offer and the Merger”; “Special Factors — Section 3. Recommendation by Innotrac’s Board of Directors and the Special Committee”; “Special Factors — Section 4. Position of Scott D. Dorfman and the Purchaser Group Regarding Fairness of the Offer and the Merger”; “Special Factors — Section 5. Effects of the Offer” and “The Offer — Section 7. Effect of the Offer on the Market for the Shares; NASDAQ Capital Market Listing; Exchange Act Registration; Margin Regulations” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 4. The Solicitation or Recommendation” and “Item 5. Person/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

(d)       Effects.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for Innotrac after the Offer and the Merger”; “Special Factors — Section 5. Effects of the Offer”; “Special Factors — Section 7. Dissenter’s Rights; Rule 13e–3”; “Special Factors — Section 10. Interests of Directors and Executive Officers in the Offer and the Merger”; “The Offer — Section 5. Summary of Material U.S. Federal Income Tax Consequences” and “The Offer — Section 7. Effect of the Offer on the Market for the Shares; NASDAQ Capital Market Listing; Exchange Act Registration; Margin Regulations” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations And Agreements”; “Item 4. The Solicitation or Recommendation”; “Item 5. Person/Assets Retained, Employed, Compensated or Used”; “Item 8. Additional Information — Dissenters’ Rights”; and “Item 8. Additional Information — Minimum Tenders and Votes; Short-Form Merger; Top-Up Option” is incorporated herein by reference.

ITEM 8.             FAIRNESS OF THE TRANSACTION.

(a)       Fairness.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Introduction”; “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions”; “Special Factors — Section 3. Recommendation by Innotrac’s Board of Directors and the Special Committee”; “Special Factors — Section 4. Position of Scott D. Dorfman and the Purchaser Group Regarding Fairness of the Offer and the Merger” and “The Offer — Section 8. Certain Information Concerning Innotrac” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation” and “Item 5. Person/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

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(b)       Factors considered in determining fairness.

The information set forth in the Offer to Purchase under the captions “Introduction”; “Special Factors — Section 3. Recommendation by Innotrac’s Board of Directors and the Special Committee”; “Special Factors — Section 4. Position of Scott D. Dorfman and the Purchaser Group Regarding Fairness of the Offer and the Merger” and “The Offer — Section 8. Certain Information Concerning Innotrac” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 4. The Solicitation or Recommendation” and “Item 5. Person/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

(c)       Approval of security holders.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Introduction”; “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions”; “Special Factors — Section 3. Recommendation by Innotrac’s Board of Directors and the Special Committee”; “Special Factors — Section 4. Position of Scott D. Dorfman and the Purchaser Group Regarding Fairness of the Offer and the Merger”; “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements”; “The Offer — Section 1. Terms of the Offer” and “The Offer — Section 11. Conditions of the Offer” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations And Agreements”; “Item 4. The Solicitation or Recommendation”; “Item 8. Additional Information — Minimum Tenders and Votes; Short-Form Merger; Top-Up Option” is incorporated herein by reference.

(d)       Unaffiliated representative.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Introduction”; “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions”; “Special Factors — Section 3. Recommendation by Innotrac’s Board of Directors and the Special Committee” “Special Factors — Section 4. Position of Scott D. Dorfman and the Purchaser Group Regarding Fairness of the Offer and the Merger” and “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations And Agreements”; “Item 4. The Solicitation or Recommendation” and “Item 5. Person/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

(e)       Approval of directors.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Introduction”; “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions”; “Special Factors — Section 3. Recommendation by Innotrac’s Board of Directors and the Special Committee”; “Special Factors — Section 4. Position of Scott D. Dorfman and the Purchaser Group Regarding Fairness of the Offer and the Merger” and “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements” is incorporated herein by reference and the information set forth in Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations And Agreements” and “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.

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The Merger Agreement and the transactions contemplated thereby were approved by a majority of directors of Innotrac that are not employees of Innotrac.

(f)       Other offers.

The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.

ITEM 9.             REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)-(c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents.

The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation” is incorporated herein by reference. A copy of the fairness opinion of Harris Williams & Co., delivered to the Special Committee of the Board of Directors of Innotrac (the “Special Committee”), dated November 14, 2013, is attached as Annex A to the Schedule 14D-9 and filed as Exhibit (c)(1) to this Schedule 13E-3, and a copy of the written presentation of Harris Williams & Co. to the Special Committee is filed as Exhibit (c)(2) to this Schedule 13E-3. This presentation is available for inspection and copying at Innotrac’s principal executive offices during normal business hours by any interested holder of Shares or any representative thereof designated in writing.

ITEM 10.           SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)-(b) Source of funds; Conditions.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions”; “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements”; “The Offer — Section 10. Source and Amount of Funds” and “The Offer — Section 11. Conditions of the Offer” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations And Agreements” and “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.

(c)       Expenses.

The information set forth in the Offer to Purchase under the caption “The Offer — Section 13. Fees and Expenses” is incorporated herein by reference.

(d)       Borrowed funds.

The information set forth in the Offer to Purchase under the captions “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements” and “The Offer — Section 10. Source and Amount of Funds” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations And Agreements” and “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.

ITEM 11.           INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)       Securities ownership.

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The information set forth in the Offer to Purchase under the captions “Introduction”; “Special Factors — Section 8. Transactions and Arrangements Concerning the Shares”; “Special Factors — Section 9. Certain Relationships between Parent or Purchaser and Innotrac”; “Special Factors — Section 10. Interests of Directors and Executive Officers in the Offer and the Merger” and “Schedule I” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations And Agreements”; and “Item 8. Additional Information — Additional Information About the Board of Directors and Executive Officers” is incorporated herein by reference.

(b)       Securities transactions.

The information set forth in the Offer to Purchase under the captions “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions” and “Special Factors — Section 8. Transactions and Arrangements Concerning the Shares” is incorporated herein by reference and the information set forth in Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations And Agreements”; “Item 4. The Solicitation or Recommendation” and “Item 6. Interest In Securities Of The Subject Company” is incorporated herein by reference.

ITEM 12.           THE SOLICITATION OR RECOMMENDATION.

(d)       Intent to tender or vote in a going private transaction.

The information contained in the Offer to Purchase under the caption “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements — Contribution and Support Agreement”; “— Subscription Agreements”; and “— IPOF Fund Support Agreement”; and “Special Factors — Section 8. Transactions and Arrangements Concerning the Shares” is incorporated herein by reference and the information set forth in Schedule 14D-9 under the caption “Item 3. Past Contacts, Transactions, Negotiations And Agreements” and “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.

(e)       Recommendation of others.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Introduction”; “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions”; “Special Factors — Section 3. Recommendation by Innotrac’s Board of Directors and the Special Committee”; “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements” and “Special Factors — Section 8. Transactions and Arrangements Concerning the Shares” is incorporated herein by reference and the information set forth in Schedule 14D-9 under the caption “Item 3. Past Contacts, Transactions, Negotiations And Agreements”; “Item 4. The Solicitation or Recommendation” and “Item 5. Person/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

ITEM 13.           FINANCIAL STATEMENTS.

(a)       Financial information.

The information set forth in the Offer to Purchase under the caption “The Offer — Section 8. Certain Information Concerning Innotrac” is incorporated herein by reference. The audited financial statements of Innotrac as of and for the fiscal years ended December 31, 2011 and December 31, 2012 are incorporated herein by reference to the Consolidated Financial Statements of Innotrac included as Item 8 to Innotrac’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed with the SEC on March 28, 2013. The unaudited consolidated financial statements of Innotrac as of and for the three and nine month periods ended September 30, 2013 are incorporated herein by reference to Item 1 of Part I of Innotrac’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 filed with the SEC on November 14, 2013. These documents are accessible to view or copy at the SEC’s Public Reference room on 100F Street, NE, Washington, DC 20549, by calling 1-800-SEC-0330, or on the SEC’s website at www.sec.gov.

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(b)       Pro forma information.

Not applicable.

ITEM 14.           PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)       Solicitations or recommendations.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Introduction”; “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions”; “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements” and “The Offer — Section 13. Fees and Expenses” is incorporated herein by reference and the information set forth in Schedule 14D-9 under the captions “Item 4. The Solicitation or Recommendation” and “Item 5. Person/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

(b)       Employees and corporate assets.

None.

ITEM 15.           ADDITIONAL INFORMATION.

(b)       Golden parachute compensation table.

The information set forth in the Offer to Purchase under the caption “Special Factors — Section 10. Interests of Directors and Executive Officers in the Offer and the Merger” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the caption “Item 3—Past Contacts, Transactions, Negotiations and Agreements— Arrangements Affecting the Company’s Executive Officers and Directors – Golden Parachute Compensation” is incorporated herein by reference.

(c)       Other material information.

The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

The information contained in the Exhibits referred to in Item 16 below is incorporated herein by reference.

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ITEM 16.           EXHIBITS.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 4, 2013 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed with the Securities and Exchange Commission (“SEC”) on December 4, 2013).
(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO filed with the SEC on December 4, 2013).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO filed with the SEC on December 4, 2013).
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO filed with the SEC on December 4, 2013).
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO filed with the SEC on December 4, 2013).
(a)(2)(A)	Solicitation/Recommendation Statement on Schedule 14D-9, dated December 4, 2013 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9, filed by Innotrac with the SEC on December 4, 2013).
(a)(5)(A)	Press Release issued by Innotrac Corporation on November 14, 2013 (incorporated by reference to the Schedule 14D-9C filed with the SEC on November 15, 2013).
(a)(5)(B)	Letter to Customers from the Chief Executive Officer of Innotrac Corporation, dated November 15, 2013 (incorporated by reference to the Schedule 14D-9C filed with the SEC on November 15, 2013).
(a)(5)(C)	Letter to Employees from the Chief Executive Officer of Innotrac Corporation, dated November 15, 2013 (incorporated by reference to the Schedule 14D-9C filed with the SEC on November 15, 2013).
(a)(5)(D)	List of Frequently Asked Questions Sent to Employees of Innotrac Corporation, dated November 15, 2013 (incorporated by reference to the Schedule 14D-9C filed with the SEC on November 15, 2013).
(b)	Letter Agreement, dated as of November 14, 2013, among Regions Bank, Regions Capital Markets, a division of Regions Bank, Fifth Third Bank and Purchaser (incorporated by reference to Exhibit 7.03 to the Schedule 13D filed by Parent and other filing persons with the SEC on November 25, 2013).
(c)(1)	Harris Williams Fairness Opinion (incorporated by reference to Annex A of the Solicitation/Recommendation Statement on Schedule 14D-9, filed by Innotrac with the SEC on December 4, 2013).
(c)(2)	Discussion Materials for the Special Committee of Innotrac’s Board of Directors, prepared by Harris Williams, dated November 14, 2013.*
(d)(1)	Agreement and Plan of Merger, dated as of November 14, 2013, among Blue Eagle Holdings, L.P., Blue Eagle Acquisition Sub., Inc. and Innotrac Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on November 15, 2013).
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(d)(2)	Equity Financing Commitment Letter, dated November 14, 2013, from Sterling Capital Partners IV, L.P. to Blue Eagle Holdings, L.P. and Innotrac Corporation (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed with the SEC on November 15, 2013).
(d)(3)	Support Agreement, dated November 14, 2013, between Innotrac Corporation, Mark E. Dottore, as the Court appointed receiver for all assets of any kind of IPOF L.P., IPOF Fund, and IPOF Fund II, L.P. and Blue Eagle Holdings L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on November 15, 2013).
(d)(4)	Contribution and Support Agreement, dated November 14, 2013, between Blue Eagle Holdings L.P., Scott D. Dorfman and Other Investors Named Therein (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on November 15, 2013).
(d)(5)	Amended and Restated Aircraft Lease, dated November 14, 2013 and effective on the closing of the Merger, by and between SDD Holdings, Inc. and Innotrac Corporation (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC on November 15, 2013).
(d)(6)	Amended and Restated Employment Agreement, dated November 14, 2013 and effective at the effective time of the Merger, between Innotrac Corporation and Scott D. Dorfman (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the SEC on November 15, 2013).
(d)(7)	Amended and Restated Employment Agreement, dated November 14, 2013 and effective at the effective time of the Merger, between Innotrac Corporation and Robert J. Toner (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed with the SEC on November 15, 2013).
(d)(8)	Amended and Restated Employment Agreement, dated November 14, 2013 and effective at the effective time of the Merger, between Innotrac Corporation and Larry C. Hanger (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed with the SEC on November 15, 2013).
(d)(9)	Employment Agreement, dated November 14, 2013 and effective at the effective time of the Merger, between Innotrac Corporation and Stephen G. Keaveney (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed with the SEC on November 15, 2013).
(d)(10)	Employment Agreement, dated November 14, 2013 and effective at the effective time of the Merger, between Innotrac Corporation and Edgar L. Ringer (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed with the SEC on November 15, 2013).
(d)(11)	Subscription and Support Agreement, dated November 14, 2013, between Blue Eagle Holdings, L.P. and Robert Toner (incorporated by reference to Exhibit 7.07 to the Schedule 13D filed by Blue Eagle Holdings, L.P. and other filing persons on November 25, 2013).
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(d)(12)	Subscription and Support Agreement, dated November 14, 2013, between Blue Eagle Holdings, L.P. and Larry Hanger (incorporated by reference to Exhibit 7.06 to the Schedule 13D filed by Blue Eagle Holdings, L.P. and other filing persons on November 25, 2013).
(d)(13)	Confidentiality Agreement dated August 8, 2013 between Sterling Capital Partners IV, L.P. and Innotrac Corporation (incorporated by reference to the Schedule 14D-9 filed with the SEC on December 4, 2013).
(f)	None.
(g)	None.

* Filed herewith

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: December 4, 2013

Blue Eagle Holdings, L.P.

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Vice President

Blue Eagle Acquisition Sub, Inc.

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Vice President

Blue Eagle GP, LLC

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Vice President

Sterling Capital Partners IV, L.P.

By:	SC Partners IV, L.P.
Its:	General Partner

By:	Sterling Capital Partners IV, LLC
Its:	General Partner

By:	/s/ Merrick Elfman
Name:	Merrick Elfman
Title:	Managing Director

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SC Partners IV, L.P.

By:	Sterling Capital Partners IV, LLC
Its:	General Partner

By:	/s/ Merrick Elfman
Name:	Merrick Elfman
Title:	Managing Director

Sterling Capital Partners IV, LLC

By:	/s/ Merrick Elfman
Name:	Merrick Elfman
Title:	Managing Director

Innotrac Corporation

By:	/s/ Stephen G. Keaveney
Name:	Stephen G. Keaveney
Title:	Chief Financial Officer and Secretary

Scott D. Dorfman

/s/ Scott D. Dorfman

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